Filed Pursuant to Rule 433

Registration Statement No. 333-188106-01

Pricing Term Sheet

J. C. PENNEY CORPORATION, INC.

$400,000,000 8.125% Senior Notes due 2019

OF WHICH

J.C. PENNEY COMPANY, INC.

IS A CO-OBLIGOR

Issuer:	J. C. Penney Corporation, Inc.
Co-Obligor	J. C. Penney Company, Inc.
Size:	$400,000,000
Gross Proceeds:	$400,000,000
Net Proceeds to Issuer (before expenses):	$393,000,000
Maturity:	October 1, 2019
Coupon:	8.125%
Price:	100.000% of face amount
Yield to maturity:	8.125%
Spread to Benchmark Treasury:	635 bps
Benchmark Treasury:	UST 1.625% due August 31, 2019
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2015
Make-Whole Call:	T + 50 bps
Trade Date	September 10, 2014
Settlement:	T+3; September 15, 2014
CUSIP:	708160 CA2
ISIN:	US708160CA26
Ratings*:	Caa2/CCC-
Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Goldman, Sachs & Co.
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Guggenheim Securities, LLC HSBC Securities (USA) Inc. RBS Securities Inc. Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer and the co-obligor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the co-obligor has filed with the SEC for more complete information about the issuer, the co-obligor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the co-obligor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at 1-212-834-4533; Barclays Capital Inc. toll-free at 1-888-603-5847 or Goldman, Sachs & Co. at 1-866-471-2526.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus dated September 9, 2014 of J. C. Penney Corporation, Inc. with respect to the securities referenced above. The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.